

February 5, 2018

Joseph P. Abbott, Jr.
Chief Financial Officer
Houghton Mifflin Harcourt Company
222 Berkeley Street
Boston, MA 02116

      Re: Houghton Mifflin Harcourt Company
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 23, 2017
             File No. 001-36166

Dear Mr. Abbott:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Lyn Shenk

                      Lyn Shenk
                      Branch Chief
                      Office of Transportation and Leisure